SCHEDULE A

PROPOSED NEW ARTICLES

RUBICON MINERALS CORPORATION
(the "Company")

ARTICLES

ARTICLE 1 - INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

"Act" means the Business Corporations Act (British Columbia) from time to time in force and all regulations and amendments made pursuant to it;

"board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

"Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

"legal personal representative" means the personal or other legal representative of the shareholder; "registered address" of a shareholder means the shareholder's address as recorded in the central securities register; "registered address" of a director means his or her address as recorded in the Company's register of directors; "seal" means the seal of the Company, if any.

1.2 Applicable Definitions and Rules of Interpretation

The definitions in the Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Act will prevail in relation to the use of the terms in these Articles. If there is a conflict between these Articles and the Act, the Act will prevail.

ARTICLE 2 - SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Act.

2.3 Shareholder Entitled to Certificate or Acknowledgement

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate or an acknowledgement to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgement of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail, or stolen or is otherwise undelivered.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement on such other terms, if any, as they think fit, cancel the share certificate or acknowledgement and issue a replacement share certificate or acknowledgement, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement

If a share certificate or a non-transferable written acknowledgement of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, if the directors receive:

(a) proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

(b) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the surrendered share certificate, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any, determined by the directors, which must not exceed the amount prescribed under the Act.

2.9 Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

ARTICLE 3 - ISSUE OF SHARES

3.1 Directors Authorized

Subject to the Act and the rights of the holders of issued shares of the Company, if any, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a par value share must be equal to or greater than the par value of the share and may include a premium.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the Act, no share may be issued until it is fully paid. A share is fully paid when:

(a) consideration is provided to the Company for the issue of the share by one or more of the following:

(i) past services performed for the Company;

(ii) property;

(iii) money; and

(b) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the Act, the Company may issue share purchase warrants, options and rights (with or without other securities issued or created by the Company) upon such terms and conditions as the directors determine.

ARTICLE 4 - SHARE REGISTERS

4.1 Central Securities Register

The Company must keep or cause to be kept in British Columbia a central securities register in accordance with the Act. The directors may, subject to the Act, appoint an agent to maintain and keep the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as (a) transfer agent for any class or series of its shares or other securities, and (b) as registrar for any class or series of its shares or other securities. The directors may terminate the appointment of any agent at any time and may appoint another agent in its place.

4.2 Branch Register

Subject to the Act, the Company may keep or cause to be kept one or more branch securities registers at such place or places, whether within or outside the Province of British Columbia, as the directors may from time to time determine. The directors may, subject to the Act, appoint agents to maintain and keep the branch securities registers.

4.3 Closing Register

The Company must not at any time close its central securities register.

ARTICLE 5 - SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(a) a duly signed instrument of transfer in respect of the share has been received by the Company or the Company's authorized agent;

(b) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company;

(c) if a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company; and

(d) the Company, the transfer agent or registrar for the class or series of share to be transferred has received such other evidence, if any, that may prove the title of the transferor or the transferor's right to transfer the share and the right of the transferee to have the transfer registered.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(a) in the name of the person named as transferee in that instrument of transfer; or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Inquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered. No liability will arise relating to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

ARTICLE 6 - TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration, or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the directors under the Act have been deposited with the Company.

ARTICLE 7 - PURCHASE AND REDEMPTION OF SHARES

7.1 Company Authorized to Purchase Shares

[ALTERNATIVE A]: Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

If the shareholders do not pass the special resolution to remove the application of the Pre-Existing Company Provisions, this section will read as follows in lieu of the foregoing:

[ALTERNATIVE B]: Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution, provided that:

(a) unless the shares of the Company are to be purchased through a stock exchange, or from a bona fide employee or bona fide former employee of the Company or of an affiliate of the Company, or his personal representative, in respect of shares beneficially owned by such employee or former employee, or the Company is purchasing the shares from dissenting shareholders pursuant to the requirements of the Act, the Company shall make its offer to purchase pro rata to every shareholder who holds shares of the class or series to be purchased; and

(b) if the Company proposes at its option to redeem some but not all of the shares of any class or series, the directors may, subject to the special rights and restrictions attached to such shares, decide the manner in which the shares to be redeemed shall be selected and such redemption may or may not be made pro rata among every shareholder holding any such shares as the Directors may determine.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a) the Company is insolvent; or

(b) making the payment or providing the consideration would render the Company insolvent.

7.3 Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a) is not entitled to vote the share at a meeting of its shareholders;

(b) must not pay a dividend in respect of the share; and

(c) must not make any other distribution in respect of the share.

7.4 Redemption

If the Company proposes to redeem some but not all of the shares of any class, the directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed are to be selected.

ARTICLE 8 - BORROWING POWERS

8.1 Powers of Directors

The Company, if authorized by the directors, may from time to time on behalf of the Company:

(a) borrow money in the manner and amount on the security, from the sources and on the terms and conditions that it considers appropriate;

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as it considers appropriate;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

ARTICLE 9 - ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the Act, the Company may, by ordinary resolution:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) if the Company is authorized to issue shares of a class of shares with par value;

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(d) otherwise alter its shares or authorized share structure when required or permitted to do so by the Act.

9.2 Other Capital Alterations

The Company may, by special resolution:

(a) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(b) alter the identifying name of any class or series of its shares; or

(c) subdivide or consolidate all or any of the unissued, or fully paid issued, shares of the Company.

9.3 Special Rights and Restrictions

Subject to the Act, the Company may by special resolution:

(a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.4 Change of Name, Adoption or Change of Translation of Name

The Company may, by special resolution, change the name of the Company. The Company may, by ordinary resolution or directors' resolution, adopt or change any translation of the Company's name.

9.5 Other Alterations

If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may resolve to alter these Articles by a special resolution.

ARTICLE 10 - MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Act, the Company must hold its annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting at such time and place as may be determined by the directors.

10.2 Annual General Meeting by Consent Resolutions

Provided the Company is not a public company, if all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date selected in the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article select, as the Company's annual reference date, a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 Notice of Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, to each shareholder entitled to attend the meeting and to each director and to the Auditor of the Company, unless these Articles otherwise provide, not less than 21 days before the meeting

10.5 Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders, and the record date must not precede the date on which the meeting is to be held by more than two months (or four months if the meeting is requisitioned), or by fewer than:

(a) if and for so long as the Company is public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the commencement of the meeting.

10.6 Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the commencement of the meeting.

10.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia or by electronic access as is specified in the notice; and

(ii) during statutory business hours on any one or more specified days before the day set for holding the meeting.

10.9 Location of Shareholder Meetings

A meeting of the shareholders may be held inside or outside of British Columbia as determined by the directors.

10.10 Notice of Dissent Rights

The minimum number of days, before the date of a meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered, by which a copy of the proposed resolution and a notice of the meeting specifying the date of the meeting and advising of the right to send a notice of dissent is to be sent pursuant to the Act to all shareholders of the Company, whether or not their shares carry the right to vote, is:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

ARTICLE 11 - PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting;

(ii) consideration of any financial statements of the Company presented to the meeting;

(iii) consideration of any reports of the directors or auditor;

(iv) the setting or changing of the number of directors;

(v) the election or appointment of directors;

(vi) the appointment of an auditor;

(vii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(viii) any other business which, under these Articles or the Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

[ALTERNATIVE A]: The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

If the shareholders do not pass the special resolution to remove the application of the Pre-Existing Company Provisions, this section will read as follows in lieu of the foregoing:

[ALTERNATIVE B]: The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is three-quarters of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4 One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a) the quorum is one person who is, or who represents by proxy, that shareholder, and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

11.5 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.6(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.8 Other Persons May Attend

The directors, the president or other officers, if any, any lawyer or auditor for the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any; or

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any; or

(c) if the chair of the board and the president are unwilling, unable or unavailable to act as chair of the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12 Decisions by Show of Hands or Poll

Subject to the provisions of the Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands except that a poll will be conducted where:

(a) a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy, or

(b) where more than 5% of all voting rights attached to all the securities of the Company that are entitled to be voted and to be represented at the meeting are represented by proxies that indicate they are to be voted against what would otherwise be the meeting's decision on a matter, when the form of proxy used at the meeting provides for a means by which the shareholder may specify how the securities registered in their name are to be voted by the proxy holder.

11.13 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. Unless a poll is directed or demanded, a declaration of the chair that a resolution is carried by the necessary majority or is defeated is conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16 Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(a) the poll must be taken:

(i) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii) in the manner, at the time and at the place that the chair of the meeting directs;

(b) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c) the demand for the poll may be withdrawn by the person who demanded it.

11.17 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19 Shareholder Voting Multiple Shares

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20 No Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for a transaction of any business other than the question on which a poll has been demanded.

11.22 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

ARTICLE 12 - VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter, has one vote; and

(b) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of the Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a personal or other legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(a) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a) for that purpose, the instrument appointing a representative must:

(i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(b) if a representative is appointed under this Article:

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy. If a shareholder appoints more than one proxy holder for the same meeting, the shareholder must specify the number of shares each proxy holder will be entitled to vote.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 Proxy Holder Need Not Be Shareholder

A person appointed by proxy need not be a shareholder.

12.10 Deposit of Proxy

Unless otherwise determined by the directors, a proxy for a meeting of shareholders must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxy, at least the number of business days specified in the notice, or if no number of days is specified, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the meeting or adjourned meeting in respect of which the person named in the instrument is appointed; or

(b) unless the notice calling the meeting provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent by written instrument, facsimile or any other method of transmitting legibly recorded messages, including but not limited to, Internet or telephone voting services, if the form of proxy indicates that such method will be accepted.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b) by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

Signed [month, day year]

[Signature of shareholder]

[Name of shareholder - printed]

12.13 Revocation of Proxy

(a) Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(i) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(ii) provided, at the meeting, to the chair of the meeting.

(b) A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

12.14 Revocation of Proxies Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her personal or other legal representative or trustee in bankruptcy;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

ARTICLE 13 - DIRECTORS

13.1 Number of Directors

The number of directors, excluding additional directors appointed under Article 14.7, is:

(a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given) of the shareholders; or

(b) the number of directors set under Article 14.4; provided, however, if the Company is a public company, the number of directors must not be less than three.

13.2 Change in Number of Directors

If the number of directors is set under Article 13.1(a), the shareholders may elect the directors needed to fill any vacancies in the board of directors that result from that change.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under the Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Act to become, to act or continue to act as a director.

13.5 Remuneration and Expenses of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by ordinary resolution of the shareholders. Remuneration for acting as a director may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

ARTICLE 14 - ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting or in the unanimous resolution contemplated by Article 10.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a) above, but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the Act;

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c) with respect to first directors, the designation is otherwise valid under the Act.

14.3 Failure to Elect or Appoint Directors

If the Company fails to hold an annual general meeting in accordance with the Act, or if the Company fails, at an annual general meeting or in a unanimous resolution contemplated by Article 10.2, to elect or appoint any directors, each director then in office continues to hold office until the earlier of:

(a) the date on which his or her successor is elected or appointed; and

(b) the date on which he or she otherwise ceases to hold office under the Act or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set, pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Casual Vacancies on Board

Any casual vacancy occurring in the board of directors may be filled by the directors or director. If the Company has no directors or fewer directors in office than the number set by these Articles as the necessary quorum for the directors the shareholders may by ordinary resolution appoint or elect directors to fill the vacancies of the board.

14.6 Remaining Directors' Power to Act

The remaining directors may act notwithstanding any vacancy in the board, but if and so long as the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the remaining directors may only act for the purpose of appointing directors up to that number, or summoning a meeting of the shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Act, for any other purpose, but for no other purpose.

14.7 Additional Directors

Notwithstanding Articles 13.1 and 13.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article.

Any director so appointed ceases to hold office immediately before the election or appointment of directors under Article 14.1(a), but is eligible for election at the meeting or appointment by unanimous resolution contemplated under Article 14.1(a). If the appointment or election of such directors is made as an additional director, the number of directors is deemed increased accordingly.

14.8 Ceasing to be a Director

A director will cease to be a director when:

(a) the term of office of the director expires;

(b) the director dies, or resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(c) the director is removed from office pursuant to Article 14.9.

14.9 Removal of Director

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event the shareholders may elect or appoint another individual as director by ordinary resolution to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the vacancy thereby created at the meeting at which, or in the consent resolution by which, the director was removed, then either the directors or the shareholders by ordinary resolution may appoint an additional director to fill that vacancy. The directors may remove any director before the expiration of his or her period of office if the director is convicted of an indictable offence or otherwise ceases to qualify as a director and the directors may appoint another person in his or her stead.

ARTICLE 15 - ALTERNATE DIRECTORS

15.1 Appointment of Alternate Directors

Any director (an "appointor") may by notice in writing received by the Company appoint any person (or "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointing director is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to the appointor within a reasonable time after the delivery of the notice of appointment received by the Company.

15.2 Notice of Meetings

Every alternate director is entitled to notice of meetings of directors or committees of the directors, of which his or her appointor is a member and to attend and vote as a director at a meeting at which his or her appointor is not personally present.

15.3 Alternate for More Than One Director Attending Meeting

A person may be appointed as an alternate director by more than one director, and an alternate director:

(a) will be counted in determining the quorum for a meeting of directors once for each appointor and, in the case of an appointee who is also a director, once more in that capacity;

(b) has a separate vote at a meeting of directors for each appointor and, in the case of an appointee who is also a director, an additional vote in that capacity;

(c) will be counted in determining the quorum for a meeting of a committee of directors once for each appointor who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(d) has a separate vote at a meeting of a committee of directors for each appointor who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the instrument appointing him or her, may sign in place of the director who appointed him or her any resolutions submitted to the directors to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor and shall be deemed not to have any conflict arising out of any interest, property or office held by the appointor. An alternate director shall be deemed to be a director for all purposes of these Articles, with full power to act as a director, subject to any limitations in the instrument appointing him, and an alternate director shall be entitled to all of the indemnities and similar protections afforded directors by the Act and under these Articles. A director shall have no liability arising out of any act or omission by his alternate director to which the appointor was not a party, nor shall an alternate director have liability for any act or omission by the appointor. Without limiting the foregoing, no duty to account to the Company shall be imposed upon an alternate director merely because he voted in respect of a contract or transaction in which the appointor was interested or which the appointor failed to disclose, nor shall any such duty be imposed upon an appointor merely because he voted in respect of a contract or transaction in which his alternate director was interested or which such alternate director failed to disclose.

15.6 Revocation of Appointment of Alternate Director

A director may at any time by notice in writing to the Company, revoke the appointment of an alternate appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(a) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(b) the alternate director dies, or resigns as an alternate director by notice in writing provided to the Company;

(c) the alternate director ceases to be qualified to act as a director; or

(d) his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration and Expenses of Alternate Director

An alternate director may be reimbursed by the Company such expenses as might properly be repaid to him or her if he or she were a director and he or she is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

ARTICLE 16 - POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors must, subject to the Act and these Articles, manage, or supervise the management of, the affairs and business of the Company and will have the authority to exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument under the seal, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the powers of the directors relating to the constitution of the board of directors and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors think fit, and any such appointment may be made in favour of any corporation, firm or person or body of persons, and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.3 Setting Remuneration of the Auditor

The directors may from time to time determine the remuneration to be paid by the Company to the auditor, in such manner and upon such terms and conditions, as the directors, in their absolute discretion, may determine.

ARTICLE 17 - DISCLOSURE OF INTEREST OF DIRECTORS AND OFFICERS

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act.

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who has a disclosable interest in a contract or transaction and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 Professional Services by Director or Officer

Subject to the Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

ARTICLE 18 - PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit and meetings of the board held at a regular intervals may be held at the place, at the time and on the notice, if any, as the board may by resolution from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meeting

Meetings of directors may be chaired by:

(a) the chair of the board, if any;

(b) in the absence of the chair of the board, the president, if any, if the president is a director; or

(c) any other director chosen by the directors if:

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the board of directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone, can communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by communications facilities other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications facilities, are able to communicate with each other, and if all the directors who wish to participate in the meeting agree to such participation. A director participating in a meeting in accordance with this Article will be deemed to be present at the meeting and to have so agreed and will be counted in the quorum therefor and be entitled to speak and vote and otherwise participate in the meeting in accordance with the Act. A director who participates in a meeting in a manner contemplated by this Articles is deemed for all purposes of the Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling and Notice of Meetings

A director may, and the secretary or assistant secretary, if any, on request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the board pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and hour of that meeting must be given to each of the directors and if a director so requires in writing, the alternate director appointed by that director, by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b) the director has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meeting

Any director or alternate director of the Company may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until such waiver is withdrawn, no notice need be given to such director and, unless the director otherwise requires in writing to the Company, to his or her alternate director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director. Attendance of a director or alternate director at a meeting of the directors is a waiver of entitlement to notice of the meeting, unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is two directors.

18.11 Validity of Acts Where Appointment Defective

Subject to the provisions of the Act, all acts done by any director or officer will, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such director or officer, or that they or any of them were disqualified, be as valid as if each such person had been duly elected or appointed and was qualified to be a director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(b) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents to it in writing.

A consent in writing under this Article may be by signed document, fax, email or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

ARTICLE 19 - EXECUTIVE AND OTHER COMMITTEES

19.1 Appointment and Powers of Executive Committee

The directors may by resolution appoint an executive committee (the "Committee") to consist of such director or directors as they think appropriate. Such Committee will have, and may exercise during the intervals between the meetings of the board of directors, all powers of the directors except the power to:

(a) fill vacancies in the board;

(b) remove a director;

(c) change membership of, or fill vacancies in, any committees of directors; and

(d) such other powers, as may be set out in any directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(a) appoint one or more committees consisting of the director or directors that they consider appropriate;

(b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except:

(i) the power to fill vacancies of the board;

(ii) the power to change the membership of, or fill vacancies in, any committee of the board; and

(iii) the power to appoint or remove officers appointed by the board; and

(c) make any delegation referred to in paragraph (b) above subject to the conditions set out in the resolution.

19.3 Obligations of Committees

Any committee formed under Article 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(a) conform to any rules that may from time to time be imposed on it by the directors; and

(b) report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done or at such time as the directors may require.

19.4 Powers of Board

The board may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(a) revoke or alter the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation, alteration or overriding;

(b) terminate the appointment of, or change the membership of, a committee; and

(c) fill vacancies in a committee.

19.5 Committee Meetings

Subject to Article 19.3(a) and the Act:

(a) the committee may meet and adjourn as it thinks proper;

(b) a committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c) a majority of the members of a committee constitutes a quorum of the committee; and

(d) questions arising at any meeting of a directors' committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

ARTICLE 20 - OFFICERS

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors will determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The board may, for each officer:

(a) determine the functions and duties the officer is to perform;

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors determine; and

(c) from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer will be appointed unless that officer is qualified in accordance with the provisions of the Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director will be a director. The other officers need not be directors.

20.4 Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits, pensions, gratuity, or otherwise) that the board thinks fit and are subject to termination at the discretion of the board.

ARTICLE 21 - INDEMNIFICATION

21.1 Indemnification of Eligible Persons

Subject to the prohibitions in Section 163 of the Act, and to the full extent permitted by the Act, the directors will cause the Company to indemnify each eligible party against all eligible penalties to which the eligible person is or may be liable, and will cause the Company, after the final disposition of an eligible proceeding, to pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director, officer, former director or officer and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.1.

21.2 Mandatory Payment of Expenses and Permitted Advances

Subject to the prohibitions in Section 163 of the Act, the directors shall, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party (i) has not been reimbursed for those expenses, and (ii) is wholly successful on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding. The directors may also cause the Company to pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, but the Company must first receive from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the Act, the eligible party will repay the amounts advanced.

21.3 Non-Compliance with the Act

The failure of a director, alternate director or officer of the Company to comply with the Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Article 21.

21.4 Company May Purchase Insurance

The directors may cause the Company to purchase and maintain insurance for the benefit of an eligible party (or the heirs and legal personal representatives of the eligible party) against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation.

ARTICLE 22 - DIVIDENDS AND RESERVES

22.1 Declaration of Dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable.

22.2 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.1.

22.3 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5:00 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.4 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they think expedient, and, in particular, may:

(a) set the value for distribution of specific assets;

(b) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c) vest any such specific assets in trustees for the persons entitled to the dividend.

22.5 Basis and Payment

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends:

(a) any dividend declared on shares of any class or series by the directors may be made payable on such date as is fixed by the directors; and

(b) all dividends on shares of any class or series will be declared and be paid according to the number of such shares held.

22.6 Reserves

The directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves which may, at the discretion of the directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which such funds of the Company may be properly applied, and pending such application such funds may, in the discretion of the directors, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit.

22.7 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other monies payable in respect of the share.

22.8 Dividend Bears No Interest

No dividend will bear interest against the Company.

22.9 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.10 Payment of Dividends

Any dividend, bonuses or other distribution payable in cash in respect of shares may be paid by cheque sent through the post directed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of that one of the joint shareholders who is first named on the central securities register, or to such person and to such address as the shareholder or joint shareholders may direct in writing. Every such cheque must be made payable to the order of the person to whom it is sent. The mailing of such cheque will, to the extent of the sum represented thereby (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend, unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.11 Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing part or all retained earnings or surplus.

ARTICLE 23 - DOCUMENTS, RECORDS AND REPORTS

23.1 Keeping Documents, Minutes, Etc.

The Company must keep at its records office, or at such other place as the Act may permit, the documents, copies, registers, minutes and other records which the Company is required by the Act to keep at such places. The shareholders, by ordinary resolution, may set restricted hours for access to records in the records office in accordance with the Act.

23.2 Keeping Books of Account

The Company must keep or cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company and in compliance with the provisions of the Act.

23.3 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by an ordinary resolution, no shareholder of the Company is entitled to inspect the accounting records of the Company.

ARTICLE 24 - NOTICES

24.1 Method of Giving Notice

Unless the Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's registered address;

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e) physical delivery to the intended recipient; or

(f) as otherwise permitted by any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and all regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

24.2 Deemed Receipt

A notice, statement, report or other record that is:

(a) mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(b) faxed to a person to the fax number provided for that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(c) emailed to a person to the email address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was emailed on the day it was emailed.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed, as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Legal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in paragraph 24.1(a)(ii) has been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

ARTICLE 25 - SEAL

25.1 Custody and Use of Seal

The directors may provide a seal for the Company and, if they do so, will provide for its safe custody and it will not be impressed on any instrument except when such impression is attested by the signature or signatures of:

(a) any two directors;

(b) any two officers;

(c) any officer together with any director; or

(d) such one or more directors or officers or persons as may be prescribed from time to time by resolution of the directors.

For the purpose of certifying under seal true copies of any resolution or other document, the seal may be impressed on such copy attested by the signature of any one director or officer.

25.2 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

25.3 Reproduction of Signatures

The signature of any one or more officers, directors and other persons determined by the directors, may, if authorized by the directors, be printed or otherwise mechanically reproduced upon any record executed or issued by the Company or any officer thereof. Any record on which the signature of any person is so printed or mechanically reproduced by authorization of the directors shall be deemed to have been manually signed by such person whose signature is so printed or mechanically reproduced and shall be as valid to all intents and purposes as if such record had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold office at the date of delivery or issue of such record.